Placer Del Mar, Ltd – Site Location Map
DATE: OCT, 2010

Site Location
46.2 sq Acres

PACIFIC OCEAN



BAJA CALIFORNIA NORTE
SAN DIEGO
IMPERIAL BEACH
TIJUANA
ROSARITO
TECATE
CAMPO
ALPINE
Mt. Laguna
Boulevard
Jacumba
UNITED
BAJA CALIFORNIA
LA RUMOROSA
ENSENADA
EL SAUZAL
VALLE DE GUADALUPE
VALLE DE LAS PALMAS
EL FLORIDO
LA GLORIA
LA MISION
PUERTO NUEVO
Punta Mesquite
ISLAS DE LOS CORONADOS
SAN ANTONIO DE LAS MINAS
Punta San Miguel
62 MI. 100 KM.
64 MI. 104 KM.
29 MI. 46 KM.
30 MI. 48 KM.
81 MI. 130 KM.
8 MI. 13 KM.
N
LEGEND
FREEWAY
DIVIDED HIGHWAY WITH INTERCHANGE
TOLL ROAD WITH INTERCHANGE
PAVED ROAD
GRAVEL ROAD
GRADED DIRT ROAD
DIRT ROAD
POOR ROAD
MEXICO FEDERAL HIGHWAY
MILEAGE BETWEEN TOWNS & JUNCTIONS
DISTANCE DART
DISTANCE BETWEEN DARTS
RANCHO
MISSION
CEMETERY
AIRPORT
LANDING FIELD
ELEVATION IN FEET
MEXICO STATE HIGHWAY
SCALE IN MILES
SCALE IN KILOMETERS
ONE KILOMETER EQUALS .62 MILE

Placer Del Mar, Ltd. - Index Map

DATE: OCT, 2010


N
General Site Location
Los Angeles
Colorado
Phoenix
San Diego
Mexicali
Tijuana
Ensenada
UNITED STATES
El Paso
Ciudad Juárez
BAJA CALIFORNIA NORTE
Gulf of California
SONORA
CHIHUAHUA
Hermosillo
Chihuahua
Guadalupe
Mexico
Yaqui
Conchos
COAHUILA
Rio Grande
Rio Bravo del Norte
Ciudad Obregón
Monclova
PACIFIC OCEAN
Los Mochis
Monterrey
BAJA CALIFORNIA SUR
Guasave
Gomez Palacio
Torreón
Saltillo
NUEVO LEON
DURANGO
Culiacán
Durango
La Paz
SINALOA
ZACATECAS
TROPIC OF CANCER
Fresnillo
Mazatlán
Zacatecas
San Luis Potosi